UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Measurement Specialties, Inc.

1000 Lucas Way

Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 – 12

Supplemental Schedules

Schedule of Delinquent Participant Contributions	13

Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit Index

Exhibit 23.1: Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Dixon Hughes Goodman LLP

Newport News, Virginia

June 25, 2012

3

SAVINGS PLAN FOR EMPLOYEES OF

MEASUREMENT SPECIALTIES, INC.

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (notes 3 through 5):
Common stock	$2,803,326	$3,239,097
Mutual funds	16,781,068	16,469,732
Common collective trust - stable asset income	2,517,053	—
Total investments, at fair value	22,101,447	19,708,829

Cash	7,585	—
Notes receivable from participants	502,202	566,036
Employer contributions receivable	584,691	766,126
Employee contributions receivable	6,379	—
Total assets	23,202,304	21,040,991

Liability
Excess contributions payable	20,719	11,425

Net assets reflecting investments at fair value	23,181,585	21,029,566

Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,242)	—
Net assets available for benefits (note 10)	$23,175,343	$21,029,566

See accompanying notes to financial statements.

4

SAVINGS PLAN FOR EMPLOYEES OF

MEASUREMENT SPECIALTIES, INC.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions to net assets attributed to
Investment income (note 3)
Net depreciation in fair value of investments	$(661,782)
Dividend and interest	349,238
Total investment loss	(312,544)

Interest income on notes receivable from participants	33,152

Contributions
Participant	1,803,888
Rollover	1,128,489
Employer	584,692
3,517,069
Total additions	3,237,677
Deductions to net assets attributed to
Benefits paid to participants	1,076,129
Administrative fees (note 6)	15,771
Total deductions	1,091,900
Net increase in net assets available for benefits	2,145,777

Net assets available for benefits
Beginning of year	21,029,566
End of year	$23,175,343

See accompanying notes to financial statements.

5

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of Measurement Specialties, Inc. (the “Company”) that are eighteen years or older. Fidelity Management Trust Company served as trustee of the plan through August 31, 2011. Reliance Trust Company (the “Trustee”) serves as the trustee of the Plan as of September 1, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

In accordance with the provisions of the Plan, participants may contribute up to the maximum allowed by federal law on a pre-tax basis, as defined in the Plan. The Company may make discretionary (profit sharing) contributions to the Plan. Contributions are subject to certain limitations. Effective January 1, 2010, the Plan adopted an automatic enrollment feature. If a voluntary opt out waiver is not received within a 30-day grace period, employees will be automatically enrolled in the Plan with a standard contribution of 3% of their annual compensation.

Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Investment Options

Each participant’s account is invested as directed by the participant. The Plan currently offers mutual funds, a common collective trust fund and common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with transaction fees related to notes receivable from participants and an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions as well as Company contributions plus actual earnings thereon.

6

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. At December 31, 2011, outstanding loans had interest rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service with the Company, a participant may elect to receive a lump sum amount equal to the vested value of his or her account.

Forfeitures

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $35,730 and $47,550, respectively. Forfeitures of the Company’s contributions are used to reduce future employer contributions or plan expenses. During 2011, forfeitures of $12,000 were used for plan expenses.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

The Plan invests in investment contracts through a common collective trust. In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the common collective trust as well as the adjustment to the fully benefit-responsive common collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchase and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

7

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans and distributions) are charged directly to the participant’s account.

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2011	2010

Measurement Specialties, Inc. common stock	$2,803,326	$3,239,097
JPMorgan Large Cap Growth Fund	2,644,527	*
JPMorgan Stable Asset Income Fund – fair value	2,517,053	*
Fidelity Advisor Prime Fund	*	2,090,799
Fidelity Advisor New Insights Fund	*	2,063,872
Wells Fargo Advantage International Equity Fund	*	1,451,410
JPMorgan Smart Retirement 2030 Fund	1,354,178	*
Nuveen Mid Cap Growth Op Fund	1,339,615	*
Fidelity Advisor Freedom 2030 Fund	*	1,306,142
JPMorgan Core Bond Fund	1,297,652	*
American Funds Euro Pacific Fund	1,236,002	*
JPMorgan Equity Index Fund	1,187,210	*
PIMCO Total Return Fund	*	1,156,851
Fidelity Advisor Mid Cap II Fund	*	1,079,214

* Amount represents less than 5% of net assets at end of the year.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(139,630)
Mutual funds	(534,175)
Common collective trust	12,023

$(661,782)

8

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include common stock and mutual funds.

Level 2 investment securities include a common collective trust for which quoted prices are not available in active markets for identical instruments. The common collective trust is valued at the closing net asset value (NAV) of the units held by the Plan at year end based on information provided by the trustee.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2011 and 2010.

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds
Money Market	$119,839	$-	$-	$119,839
Large cap	4,469,884	-	-	4,469,884
Mid cap	1,647,715	-	-	1,647,715
Small cap	991,103	-	-	991,103
Blended	5,702,525	-	-	5,702,525
International	1,236,002	-	-	1,236,002
Income	2,614,000	-	-	2,614,000
Common collective trust - stable asset (a)	-	2,517,053	-	2,517,053
Common stock	2,803,326	-	-	2,803,326

Total	$19,584,394	$2,517,053	$-	$22,101,447

(a)	Represents investments in a common collective trust. The trust invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. The investment strategy is to provide current income while preserving principal, providing liquidity and stable net asset value. There are no unfunded commitments at December 31, 2011. The Plan may terminate its interest in the trust at any time. The trust reserves the right to pay out terminating plans anytime within 12 months of receiving notice at book value (See Note 5).

9

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Money market	$2,090,799	$-	$-	$2,090,799
Large cap	3,521,246	-	-	3,521,246
Mid cap	1,627,062	-	-	1,627,062
Small cap	949,775	-	-	949,775
Blended	5,690,221	-	-	5,690,221
Specialty	652,598	-	-	652,958
Income	1,938,031	-	-	1,938,031
Common Stock	3,239,097	-	-	3,239,097

Total	$19,708,829	$-	$-	$19,708,829

The Plan recognizes transfers between the levels as of the beginning of the reporting period. Gross transfers between the levels were not significant for the year ended December 31, 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Stable Asset Income Fund

The JPMorgan Stable Asset Income Fund (the “Fund) is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust.  The Fund’s strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value.  Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value.  Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at any time.  However, JPMorgan reserves the right to pay out terminating plans at book value at any time within twelve months of receiving notice.

There are no unfunded commitments. The fund implemented a delayed payout schedule for all redemption requests made as of June 1, 2009 and going forward until further notice, whereby four installment payments are made on the first business day of each calendar quarter commencing immediately after notification. As of December 31, 2011, there are no unmet redemption requests.

10

6.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee, as well as shares of stock in the Company. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund and totaled $15,771 for the year ended 2011. At December 31, 2011 and 2010, the Plan held 100,262 shares and 110,324 shares, respectively. During the year ended December 31, 2011, the Plan did not receive dividend income from the stock fund.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

8.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing. The IRS has determined and informed the trustee by a letter dated March 31, 2008 that the prototype plan document and related trust was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2011 and 2010 financial statements to Schedule H of Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$23,175,343	$21,029,566
Employer contribution receivable not reflected on Form 5500	(584,691)	(766,126)
Employee contribution receivable not reflected on Form 5500	(6,379)	-
Excess contributions payable	20,719	11,425

Net assets available for benefits per the Form 5500	$22,604,992	$20,274,865

The following is a reconciliation of increases per the financial statements for the year ended December 31, 2011 to Schedule H of Form 5500.

Increase in net assets per the financial statements	$2,145,777
Change in employer contribution receivable	181,435
Change in employee contribution receivable	(6,379)
Change in excess contributions payable	9,294

Net income per Form 5500	$2,330,127

12

Supplemental Schedule I

SAVINGS PLAN FOR EMPLOYEES OF

MEASUREMENT SPECIALTIES, INC.

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN 22-2378738 Plan 001

December 31, 2011

Year Ended December 31, 2011

Total fully corrected
	Participant contributions	Total that constitute nonexempt			under Voluntary
	transferred late to the Plan	prohibited transactions			Fiduciary Correction
Program (VFCP)
			Contributions	Contributions	and Prohibited
	Participant loan repayment	Contributions	corrected	pending	Transaction
Pay-period ending	are included	not corrected	outside VFCP	correction in VFCP	Exemption 2002-51

December 22, 2011	$6,380	$6,380	$-	$-	$-

The 2011 late contributions were remitted in 2012.

Lost earnings related to late contributions were remitted in June 2012.

13

Supplemental Schedule II

SAVINGS PLAN FOR EMPLOYEES OF

MEASUREMENT SPECIALTIES, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 22-2378738 Plan 001

December 31, 2011

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,			(e) Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	(d) Cost ***		value

*	Measurement Specialties, Inc.	Common Stock	$		$2,803,326
*	JPMorgan	Large Cap Growth Fund			2,644,527
*	JPMorgan	Stable Asset Income Fund - contract value			2,510,811
*	JPMorgan	Smart Retirement 2030 Fund			1,354,178
	Nuveen	Mid Cap Growth Op Fund			1,339,615
*	JPMorgan	Core Bond Fund			1,297,652
	American Funds	Euro Pacific Fund			1,236,002
*	JPMorgan	Equity Index Fund			1,187,210
*	JPMorgan	Smart Retirement 2025 Fund			1,009,792
*	JPMorgan	Smart Retirement 2020 Fund			798,931
*	JPMorgan	Smart Retirement 2015 Fund			768,447
*	JPMorgan	Smart Retirement 2040 Fund			753,118
	Columbia	Small Cap Index Fund			718,280
	Blackrock	Equity Dividend Fund			638,147
	Sentinel	Government Securities Fund			534,504
	John Hancock	Strategic Income Fund			482,000
*	JPMorgan	Smart Retirement Income Fund			480,570
*	JPMorgan	Smart Retirement 2035 Fund			340,747
	Victory	Established Value Fund			300,415
	Franklin	Age High Income Fund			299,844
	Lord Abbett	Developing Growth Fund			243,151
*	JPMorgan	Smart Retirement 2050 Fund			113,954
*	JPMorgan	Smart Retirement 2045 Fund			82,788
	Invesco	Van Kampen Small Cap Value Fund			29,672
	Columbia	Mid Cap Index Fund			7,685
	Fidelity	Portfolio Class - 1			119,839
*	Participant loans **	Maturing through April 10, 2030, interest rates
		ranging from 4.25% to 10.50%, collateralized
		by participant accounts		-	502,202
				$-	$22,597,407

*	Party-in-interest
**	The accompanying financial statements classify participant loans as notes receivable from participants
***	Cost information omitted for participant directed investments

14

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

Date: June 25, 2012	/s/ Mark Thomson
Mark Thomson
Chief Financial Officer
The Plan Administrator

15

Exhibit Index

Number	Title
23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm

16